[Eversheds Sutherland (US) LLP Letterhead]

October 13, 2022

Via EDGAR

Jeffrey W. Long

Division of Investment Management,

Disclosure Review and Accounting

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Saratoga Investment Corp.

Dear Mr. Long:

On behalf of Saratoga Investment Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on September 12, 2022, in connection with the SEC’s review of the Company’s annual report on Form 10-K for fiscal year ended February 28, 2022 (the “Form 10-K”), as required by Section 408 of the Sarbanes-Oxley Act of 2002, as amended. The Staff’s comments are set forth below and are followed by the Company’s responses thereto.

1.	Please advise if the “Ratio of total expenses to average net assets” in the schedule of financial highlights starting on page F-69 of the Form 10-K (the “Financial Highlights”) reflects the “Income tax (provision) benefit from realized gain on investments” of $(2,886,444) as of February 28, 2022, as reflected in the Company’s Consolidated Statements of Operations on page F-4 of the Form 10-K. In addition, please advise if the fees and expenses table on page 67 of the Form 10-K (the “Fees and Expenses Table”) reflects “Income tax (provision) benefit from realized gain on investments” of $(2,886,444) as of February 28, 2022, reflected in the Company’s Consolidated Statements of Operations on page F-4 of the Form 10-K.

Response: The Company respectfully advises the Staff on a supplemental basis that the “Ratio of total expenses to average net assets” in the Financial Highlights does not include the income tax benefit (provision) from realized gain on investments as of February 28, 2022. The Company acknowledges the Staff’s comment and has all income taxes, including the income tax benefit (provision) from realized gain on investments and the net change in provision for deferred taxes on unrealized (appreciation) depreciation on investments in the “Ratio of operating expenses to average net assets” and the “Ratio of total expenses to average net assets” in the schedule of financial highlights in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2022 filed with the SEC on October 4, 2022 and will reflect the same in future filings.

In addition, the Company notes that the Fees and Expenses Table also does not reflect the income tax benefit (provision) from realized gain on investments line item as of February 28, 2022. The Company acknowledges the Staff’s comment and will reflect an estimated income tax benefit (provision) from an estimated realized gain on investments in the Fees and Expenses Table in future filings.

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2.	The Staff notes that the ratio of total expenses to average net assets as of February 28, 2022 was 15.42% as reflected in the Financial Highlights and the total annual expenses reflected in the Fees and Expenses Table is 13.8%. Please reconcile and explain why the Fees and Expenses Table reflects a lower percentage.

Response: The Company respectfully advises the Staff on a supplemental basis that the ratio of total expenses to average net assets as of February 28, 2022 includes the accrual for incentive fees on capital gains for the year ended February 28, 2022 as presented within the Company’s Consolidated Statement of Operations on page F-4 of the Form 10-K, whereas the Fees and Expenses Table does not assume any incentive fees on capital gains. As noted above, the Company acknowledges the Staff’s comment and will reflect an estimated income tax (provision) benefit from an estimated realized gain on investments in the Fees and Expenses Table in future filings.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0278.

Sincerely,

/s/ Payam Siadatpour

Payam Siadatpour

Cc:	Henri Steenkamp, Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary

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